United States securities and exchange commission logo





                          April 2, 2021

       John Corkrean
       Chief Financial Officer
       FULLER H B CO
       1200 Willow Lake Boulevard
       St. Paul, Minnesota 55110-5101

                                                        Re: FULLER H B CO
                                                            Form 10-K For the
Fiscal Year Ended November 30, 2020
                                                            Filed January 26,
2021
                                                            Form 10-Q for the
Quarterly Period Ended February 27, 2021
                                                            Filed March 25,
2021
                                                            Form 8-K
                                                            Filed March 25,
2021
                                                            File No: 001-09225

       Dear Mr. Corkrean:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended February 27, 2021

       Note 13. Segments, page 18

   1. You indicate that operating income and adjusted EBITDA of each of your segments are regularly reviewed by
your chief operating decision maker to make decisions about
                                                        resources to be
allocated to the segments and assess their performance. Since your CODM uses more
than one measure of your segments' profit or loss, the reported measure shall be the
one that management believes is determined in accordance with the measurement principles
most consistent with those used in measuring the corresponding amounts in your
consolidated financial statements. Refer to ASC 280-10-50-22 and 50-28 and ASC 280-10-55-9.
Please note that additional segment profit or loss measure may be
 John Corkrean
FirstName
FULLER HLastNameJohn  Corkrean
             B CO
Comapany
April       NameFULLER H B CO
       2, 2021
April 22, 2021 Page 2
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FirstName LastName
         presented outside of your financial statements and footnotes as non-GAAP measures if they comply with Regulation G and Item 10(e) of Regulation S-K.
Form 10-K For the Fiscal Year Ended November 30, 2020

Reports of Registered Independent Public Accounting Firms, page 36

2.       Based on the language provided in the audit reports of your successor
and
         predecessor auditors, it is not clear who has taken audit responsibility for the adjustments made to the prior periods presented in the financial statements stemming from the changes to your reportable segment structure. Please ask your auditors to address the following comments:
             Please clarify whether Ernst & Young performed additional procedures for the prior period segment changes, and if so, how they concluded they were not required to revise their audit report to discuss the procedures performed on the prior period financial statements. Refer to AS 3105 and Question 5 of the PCAOB's Staff
             Questions and Answers on Adjustments to Prior-Period Financial Statements Audited
             by a Predecessor Auditor; and
             Notwithstanding the information presented in KPMG   s consent
dated January 26,
             2021, please address why KPMG did not also make corresponding changes to their audit report. Refer to Question 9 of the PCAOB's Staff Questions and Answers on
             Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor.
             Also, please note that the segment information KPMG referred to in its consent is presented in Note 15, not Note 16.

Note 5. Goodwill and Other Intangible Assets, page 58

3. We note your change in segments resulted in a change in the allocation of goodwill to your reporting units. Please tell us whether you performed an interim goodwill impairment test related to the existing reporting units before the change. If not, explain why not. Refer to ASC 350-20-35-45 and ASC 350-20-35-3Cf.
Note 15. Segments, page 83

4. You state in the first paragraph that corporate expenses are fully allocated to each
         operating segment. However, we note that you have a    Corporate
Unallocated    line item
         within the tabular presentation. Please identify the nature of the unallocated corporate costs and to the extent there are material changes in these costs period to period, expand
         your Operating Segment Results within Management   s Discussion and
Analysis to discuss
         these changes.
5. You indicate that the adjusted EBITDA information does not conform to U.S. GAAP and should not be construed as an alternative to the reported results determined in accordance with U.S. GAAP. Item 10(e)(1)(ii)(C) expressly prohibits non-GAAP measures in financial statements prepared in accordance with GAAP. Please revise to remove this
 John Corkrean
FirstName
FULLER HLastNameJohn  Corkrean
             B CO
Comapany
April       NameFULLER H B CO
       2, 2021
April 32, 2021 Page 3
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FirstName LastName
         non-GAAP information from the notes to your financial statements. Please note that additional segment profit or loss measures may be presented outside of your financial statements and footnotes if they comply with Regulation G and Item 10(e) of Regulation
         S-K. In this regard, we note that if you chose to present adjusted EBITDA for each
         segment, each segment   s non-GAAP measure EBITDA must be reconciled
to its most
         directly comparable GAAP measure. In this regard, it is not clear that such GAAP measure would be a consolidated amount, such as net income attributable to H.B. Fuller.
Item 2.02 Form 8-K filed March 25,2021

Regulation G Reconciliation Adjusted net income attributable to H.B. Fuller, page 7

6. In your reconciliations related to Adjusted net income attributable to H.B. Fuller, your adjustments appear to be net of tax. Please revise your reconciliations to reflect the impact of income taxes as a separate adjustment and to explain how the tax impact is calculated.
         Refer to Question 102.11 of the updated Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Address this comment as it relates to your tabular presentations on page 11.
Regulation G Reconciliation Income before income taxes and income from equity method investments, page 9

7. Please reconcile the adjustments related to the Organizational realignment and Royal restructuring and integration for the 13 Weeks Ended February 27, 2021 and February 29,
         2020 to your disclosure in Note 3 to your Form 10-Q for the Quarter ended February 27,
         2021 which indicates that the total restructuring actions reflected in your interim financial statements totaled $1.8M in 2021 and $43K in 2020. In this regard, we also note your disclosure on page 18 of your Form 10-K that your Royal Adhesives Restructuring Plan was implemented in the first quarter of 2018 and was substantially complete. Tell us and expand your disclosures to discuss the nature of costs and your basis for excluding such amounts from your non-GAAP measures. Refer to the guidance of Question
100.01 of the
         Compliance and Disclosure Interpretations on Non-GAAP Financial Measures with respect to if you consider these expenses to be normal, recurring, cash operating expenses.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey McKoy, Staff Accountant, at (202)551-3772 or, Jeanne Baker,
Staff Accountant, at (202) 551-3651 or, Terence O'Brien, Accounting Branch Chief, at (202)551-
3355 with any questions.
 John Corkrean
FULLER H B CO
April 2, 2021
Page 4

FirstName LastNameJohn Corkrean   Sincerely,
Comapany NameFULLER H B CO
                                  Division of Corporation Finance
April 2, 2021 Page 4              Office of Life Sciences
FirstName LastName